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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 1, 2007


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                                                               February 1, 2007

CONTACT:

RICOH COMPANY, LTD.
PR DEPARTMENT
Masakuni Kutsuwada, General Manager
+81-3-6278-5228
koho@ricoh.co.jp

                        RICOH COMPANY, LTD. ANNOUNCES:

RICOH EUROPE B.V HAVE ACQUIRED EUROPEAN OPERATIONS OF DANKA BUSINESS SYSTEMS PLC

Ricoh Company, Ltd. (CEO: Masamitsu Sakurai) today announced that its subsidiary Ricoh Europe B.V. ("REBV", 100% owned by Ricoh Co., Ltd.) have completed the procedures of Share Purchase Agreement with Danka Business Systems PLC ("Danka", office equipment sales/service company) to acquire Danka's European operations.

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                         [Transaction profile]

Content of agreement     REBV will acquire 100% share of Danka's European operating and holding companies (total 16 companies).

Share transfer date      January 31, 2007


                         [Danka: European operations profile]

Business Sales and service of office equipment such as copiers, printers and fax machines.

Net sales                Approximately US$520 million (approximately 60.0 billion
                         Yen / Fiscal year ended March 2006)

Countries of operation   UK, Germany, France, Italy, Spain, the Netherlands, Austria,
                         Belgium, Switzerland, Denmark, Norway,Sweden

Number of employees      Approximately 2,300
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